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                            August 3, 2023

       Rhonda Wong
       Chief Executive Officer
       Ohmyhome Limited
       11 Lorong 3 Toa Payoh
       Block B #04-16/21, Jackson Square
       Singapore 319579

                                                        Re: Ohmyhome Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 19,
2023
                                                            CIK No. 0001944902

       Dear Rhonda Wong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 19, 2023

       General

   1. We refer to your disclosure under the section titled "Recent Developments" on page 4.
                                                        We note that you have
not provided financial statements or pro forma financial
                                                        information for your
potential acquisition of either Ohmyhome Property Inc. or
                                                        HomerAI. Please tell us
how you considered whether:
                                                            financial
statements for Ohmyhome Property Inc. or HomerAI are required by Rule
                                                            3-05 of Regulation
S-X;
                                                            pro forma financial
information in connection with the Ohmyhome Property Inc.
                                                            acquisition or
HomerAI acquisition is required by Article 11 of Regulation S-X; and
 Rhonda Wong
Ohmyhome Limited
August 3, 2023
Page 2
               Ohmyhome Property Inc. or HomerAI is a significant subsidiary under Rule 1-02(w)
             of Regulation S-X.
         Refer to Item 4A. of Form F-1.
2. We note your disclosure that part of the use of proceeds is intended to be used to finance the acquisitions announced on May 15 and May 16, 2023 should the acquisitions occur.
         To the extent material, please revise your Management's Discussion and Analysis section and your Business section to describe the business and operations of each of Ohmyhome
         Property Inc. and HomerAI, including how management expects each acquisition to contribute to the business and operations of Ohmyhome Limited and its subsidiaries.
         Refer to Item 4 of Form F-1 and Items 4 and 5 of Form 20-F.
3.       We refer to the section of your website titled "Home Valuation," which includes
         disclosure regarding HomerAI such as, "Introducing HomerAI by ohmyhome," and "Say hi to HomerAI by ohmyhome." This website disclosure suggests that you have already completed the acquisition of HomerAI. However, your disclosure elsewhere, including in this prospectus and recent Forms 6-K, suggests that currently HomerAI is a potential acquisition. Please revise to reconcile these disclosures or advise.
4. Please revise to provide a discussion of the nature of the relationship between you and
         Ohmyhome Property Inc., including whether the memorandum of understanding with
         Ohmyhome Property Inc. was negotiated at arm's length and whether these transactions were related party transactions. Please also revise to disclose, to the extent material, any intellectual property licensing arrangements between Ohmyhome Limited and/or its subsidiaries and Ohmyhome Property Inc.
5. We refer to the website of myElite.pro, where it appears that general inquiries are directed to Ohmyhome's email domain. To the extent Ohmyhome Limited and/or its subsidiaries have a relationship or affiliation with myElite.pro that is material to their business and/or operations, please revise the prospectus throughout to describe the relationship and its impact on the business, results of operations, and liquidity and capital resources of
         Ohmyhome Limited and its subsidiaries.
6. Please revise to provide a discussion of the nature of the relationship between you and HomerAI, including whether the memorandum of understanding with HomerAI was negotiated at arm's length and whether these transactions were related party transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity
FirstNameand Capital Resources,
          LastNameRhonda    Wongpage 55
Comapany
7.         NameOhmyhome
      Please                  Limited
             revise to describe the material terms of the debt Ohmyhome Limited purchased
Augustfrom  Wong
       3, 2023    Kok
               Page 2 Hoe, including the debtor, principal, interest rate, and maturity date.
FirstName LastName
 Rhonda Wong
FirstName
OhmyhomeLastNameRhonda  Wong
            Limited
Comapany
August     NameOhmyhome Limited
       3, 2023
August
Page 3 3, 2023 Page 3
FirstName LastName
Exhibits

8. Please file as exhibits the memorandum of understanding, plan of acquisition, and any other material contracts or agreements entered into in connection with each of the
         Ohmyhome Property Inc. and HomerAI acquisitions. Refer to Item 601 of Regulation S-
         K.
9. Please file as an exhibit the debt agreement between Ohmyhome Limited and Ohmyhome
         Property Inc.
10. Please file as exhibits any material intellectual property licensing agreements between
         Ohmyhome Limited and Ohmyhome Property Inc.
       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Yarona Yieh